Exhibit 16.1

May 9, 2024

Dear Registrant,

We are writing to inform you that your auditor has been suspended from appearing or practicing before the Commission as an accountant pursuant to Rule 102(e) of the Commission’s Rules of Practice. You can find a copy of the order on the SEC’s website at https://www.sec.gov/files/litigation/admin/2024/33-11283.pdf and the related staff statement at https://www.sec.gov/corpfin/announcement/staffstatement-borgers-05032024.

As this auditor is suspended from appearing or practicing before the Commission, you may not include audit reports or consents from this auditor in your filings with the Commission on or after the date of order. If an auditor who is not currently permitted to appear or practice before the Commission audited any portion of the financial statements that you are required to include in filings you make with the Commission on or after the order date, you should obtain a re-audit from a firm that is currently permitted to appear or practice before the Commission.

If you have not already done so, please file an Item 4.01 Form 8-K to include all of the information required by that Item within four business days of the resignation or dismissal of this auditor. In providing the information that Item 304 of Regulation S-K requires, please also indicate that your prior auditor is not currently permitted to appear or practice before the Commission. This disclosure may be provided in lieu of a letter from the auditor stating whether it agrees with the required disclosure.

If you have any questions, please contact us at (202) 551-2076.

Sincerely, Division of Corporation Finance Office of Energy & Transportation